September 26, 2017

Computershare Inc.
480 Washington Boulevard
Jersey City, NJ 07310
Attn: Relationship Management

Re:	Request to Add Dreyfus Alcentra Global Credit Income 2024 Target Term Fund, Inc. to Service Agreement for Transfer Agent Services

Dear Ms. Stanley:

This letter (the "Request") serves as notification that, effective October 25, 2017 (the "Effective Date"), Dreyfus Alcentra Global Credit Income 2024 Target Term Fund, Inc. (the "Fund"), a Dreyfus closed-end investment company, desires to have Computershare Inc. ("Computershare") render transfer agent services (the "Services") to the Fund under the terms of the Service Agreement for Transfer Agent Services between Computershare and certain Dreyfus closed-end investment companies dated as of December 1, 2013, as amended from time to time (the "Agreement") in accordance with Section 20(k) of the Agreement.

Please indicate your agreement to provide the Services to the Fund under the Agreement as of the Effective Date by signing and returning a copy of this Request to The Dreyfus Corporation, Attention: James Bitetto, 200 Park Avenue, 7th Floor, NY, NY 10166. Upon your acceptance of this Request, the Fund shall be added as a party to the Agreement, and the Fund and Computershare shall each be bound by the Agreement's terms, conditions and provisions, including, without limitation, the representations and warranties set forth therein.

Sincerely,

Dreyfus Alcentra Global Credit Income
2024 Target Term Fund, Inc.

By:	/s/ James Bitetto

Name:	James Bitetto

Title:	Vice President and Assistant Secretary

Agreed to and accepted this 28th day of September 2017:

Computershare Inc.

By:	/s/ Tyler Haynes

Name:	Tyler Haynes

Title:	Vice President